

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2014

Via E-mail
Mr. Ray Singleton
Chief Executive Officer
Earthstone Energy, Inc.
633 Seventeenth Street, Suite 2320
Denver, Colorado 80202-3619

> **Re: Earthstone Energy, Inc.**
> **Preliminary Proxy on Schedule 14A**
> **Filed July 17, 2014**
> **File No. 1-35049**

Dear Mr. Singleton:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the following comments within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1.   Please provide us with copies of the "board books" or similar documentation provided to the board and management in connection with the proposed transaction. Such materials should include all presentations made by SunTrust Robinson Humphries, Inc.

2.   Provide us also with copies of all of the Oak Valley reserve reports referenced in your document.

Questions and Answers about Voting Procedures…page 1

What vote of Earthstone stockholders is required to approve these proposals?, page 2

3.   Explain how shares not voting or submitting a proxy will be counted towards a quorum and the majority vote. Provide comparable discussion under "Quorum and Vote Required" (page 41).

Interests of Executive Officers and Directors of Earthstone in the Exchange, page 12

4.   Expand the discussion of the Severance Plan to provide a cross-reference regarding the "certain circumstances."

Proposal 1 – Approval of the Issuance of Shares of Common Stock in the Exchange

The Exchange

Background of the Exchange, page 45

5.   Your filing indicates that Oak Valley has cash commitments by affiliates of EnCap Investments L.P., which will become a 83.9% beneficial owner of the combined company through its majority ownership of Oak Valley. We also note that several director nominees are also affiliated with EnCap. Please revise your discussion to the extent that any affiliates of EnCap participated in the discussions.

6.   Please expand your disclosures to describe the negotiations regarding the reconfiguration of the new Earthstone board and management. We refer you to the first bullet point of the board's recommendation at page 55.

7.   Expand the second paragraph to clarify what led STRH contact Mr. Singleton and who directed that contact to occur. We note that STRH had not yet been engaged by Earthstone. Clarify whether STRH had previously done any work for EnCap.   Identify the STRH representative. Please clarify Mr. Singleton's initial intentions in pursuing contact with Oak Valley. In this regard, we note the statement that Mr. Singleton was encouraged to "contact Mr. Lodzinski about Oak Valley's business strategy" but the possibility of a business combination was discussed at the first meeting with Oak Valley.

8.   At page 46, you state that on October 22, 2013, Oak Valley proposed a business combination that would result in ownership split of 89.4% by Oak Valley and 10.6% for existing Earthstone shareholders, based on a comparable risked net asset value analysis. Please expand your disclosures to explain how this methodology considers and calculates the risk by each party.

9.   Expand your disclosures at page 47 to describe how SunTrust advised the Earthstone board with respect to Oak Valley's initial proposal from October 22, 2013. In that regard, we note your discussion of SunTrust's presentation at the board meeting on November 1, 2013. Also expand your descriptions for each subsequent meeting at which SunTrust was present.

10.   Regarding the November 1, 2013 meeting, describe in more detail the "possible valuation of Earthstone compared to other recently completed transactions in the oil and gas industry."

11.   Expand the discussion of the November 11, 2013 meeting to the following:

  - Summarize the "potential merits and drawbacks as identified at that meeting;

  - Describe the "recent successes" of the Oak Valley management team;

  - Describe the "challenges of continuing to maintain its existing business strategy in light of the company's limited capital and human resources." In this regard, address the recent Oil and Gas Financial Journal article regarding the company; and

  - The reason that the Board felt that the Oak Valley proposal was "insufficient."

12.   With respect to the meeting on December 10, 2013, expand your disclosure to address how the concerns were addressed or resolved during that meeting. For example, we note you indicate that significant time was dedicated to discussing Oak Valley's proposed valuation methodology at page 48. Also, describe in more detail the Board's focus on the Oak Valley PUDs and Earthstone's non-proved acreage.

13.   Similarly, expand your discussion of the December 10, 2013 meeting upon departure of Oak Valley's management. For example, clarify whether the reserve information was "quite dated" because the latest reserve report was dated October 1, 2013.

14.   In the first bullet on page 50, briefly explain why Oak Valley had reduced the estimate of its PDPs.

15.   Please disclose whether the Earthstone board decided against a "go-shop" provision and what alternatives the board considered. We note that at page 52, you describe the discussion of a "go-shop" provision, to which Mr. Lodzinski objected.

16.   Expand the discussion of the STRH presentation on April 25, 2014 to summarize the presentation of the estimated net value valuation compared to other valuations.

17.   Identify the "third-party consultant" that reference on page 53 as well as in other parts of the proxy statement.

Recommendation of the Earthstone Board and Reasons for the Exchange, page 55

18.   Expand the discussion in the second bullet of positive factors to describe in more detail the "past success of the Oak Valley's management team in creating significant shareholder value for smaller public companies."

Opinion of Earthstone's Financial Advisor, page 58

19.   In each instance where forecasts, projections or estimates are mentioned in your discussion, identify the members of management who prepared the forecasts and estimates, and explain when and on what basis they were prepared.

20.   You state that SunTrust's opinion "was for the use and benefit of the Board (solely in its capacity as such) in connection with its consideration of the exchange…" Please revise to remove any implication that shareholders cannot rely upon the opinion to support any claims against SunTrust arising under applicable state law, or disclose the basis for SunTrust's belief that shareholders cannot rely upon the opinion to support any such claims. Even if such state-law defense were available, disclose that such availability would have no effect on the rights and responsibilities of either SunTrust or the board of directors under the federal securities laws.

Selected Company Analysis, page 63

21.   Please disclose all criteria of "operating and financial characteristics" used by SunTrust to determine the constituents of the peer group in the peer group trading analyses. For example, please disclose how the selected companies compared with Earthstone or Oak Valley in terms of ratio of aggregate value, size, etc. Please tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not.

Selected Transactions Analysis, page 65

22.   With respect to the selection of the comparative transactions in the precedent M&A transaction analyses, please indicate whether any additional transactions fit within these criteria but were not analyzed, and if so, why not.

Proposed Non-Management Directors of the Combined Company, page 82

23.   Please revise the sketches, as necessary, to provide an unambiguous discussion of the most recent five years, pursuant to Item 401(e) of Regulation S-K. For example, we note that the sketch for Mr. Joliat mentions his board memberships but not his primary employment.

24.   Briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each nominee should serve as a director in light of your business. See Item 401(e) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caroline Kim, Attorney-Advisor, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3740 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director